SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                 SCHEDULE 13G/A
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                               (Amendment No. 9)/1/



                                CKF Bancorp, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   12561J 10 4
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                                       N/A
-------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

        /X/       Rule 13d-1(b)

        /X/       Rule 13d-1(c)

        / /       Rule 13d-1(d)


/1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 10 pages

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CUSIP NO. 12561J 10 4      /         13G            /         Page 2 of 10 Pages
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/ 1     /    NAMES OF REPORTING PERSONS:
/       /    CKF BANCORP, INC. EMPLOYEE STOCK OWNERSHIP PLAN TRUST ("ESOP")
/       /
/       /    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
/       /    61-1267810
--------------------------------------------------------------------------------
/ 2     /    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
/       /
/       /                                            (a)      /  /
/       /
/       /                                            (b)     /  /
/       /
--------------------------------------------------------------------------------
/       /
/ 3     /    SEC USE ONLY
/       /
--------------------------------------------------------------------------------
/       /
/ 4     /    CITIZENSHIP OR PLACE OF ORGANIZATION
/       /    COMMONWEALTH OF KENTUCKY
/       /
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/                       /    /
/                       / 5  /   SOLE VOTING POWER               0
/      NUMBER OF        --------------------------------------------------------
/        SHARES         / 6  /   SHARED VOTING POWER       129,278
/     BENEFICIALLY      /    /
/       OWNED BY        --------------------------------------------------------
/         EACH          / 7  /   SOLE DISPOSITIVE POWER          0
/      REPORTING        /    /
/       PERSON          --------------------------------------------------------
/        WITH           / 8  /   SHARED DISPOSITIVE POWER  129,278
/                       /    /
--------------------------------------------------------------------------------
/ 9     /    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
/       /    129,278
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/ 10    /    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
/       /     SHARES
/       /    / /
--------------------------------------------------------------------------------
/ 11    /    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
/       /    8.78%
--------------------------------------------------------------------------------
/ 12    /    TYPE OF REPORTING PERSON
/       /           EP
--------------------------------------------------------------------------------

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CUSIP NO. 12561J 10 4      /         13G            /         Page 3 of 10 Pages
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/ 1     /    NAMES OF REPORTING PERSONS:
/       /    CKF BANCORP, INC. INCENTIVE PLAN TRUST ("INCENTIVE PLAN")
/       /
/       /    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
/       /    61-1267810
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/ 2     /    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
/       /
/       /                                            (a)      /  /
/       /
/       /                                            (b)     /  /
/       /
--------------------------------------------------------------------------------
/       /
/ 3     /    SEC USE ONLY
/       /
--------------------------------------------------------------------------------
/       /
/ 4     /    CITIZENSHIP OR PLACE OF ORGANIZATION
/       /    COMMONWEALTH OF KENTUCKY
/       /
--------------------------------------------------------------------------------
/                       /    /
/                       / 5  /   SOLE VOTING POWER               0
/      NUMBER OF        --------------------------------------------------------
/        SHARES         / 6  /   SHARED VOTING POWER        44,900
/     BENEFICIALLY      /    /
/       OWNED BY        --------------------------------------------------------
/         EACH          / 7  /   SOLE DISPOSITIVE POWER          0
/      REPORTING        /    /
/       PERSON          --------------------------------------------------------
/        WITH           / 8  /   SHARED DISPOSITIVE POWER   44,900
/                       /    /
--------------------------------------------------------------------------------
/ 9     /    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
/       /    44,900
--------------------------------------------------------------------------------
/ 10    /    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
/       /     SHARES
/       /    / /
--------------------------------------------------------------------------------
/ 11    /    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
/       /    3.05%
--------------------------------------------------------------------------------
/ 12    /    TYPE OF REPORTING PERSON
/       /           EP
--------------------------------------------------------------------------------

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CUSIP NO. 12561J 10 4      /         13G            /         Page 4 of 10 Pages
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/ 1     /    NAMES OF REPORTING PERSONS:
/       /    W. IRVINE FOX, JR.
/       /
/       /    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
/       /
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/ 2     /    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
/       /
/       /                                            (a)      /  /
/       /
/       /                                            (b)     /  /
/       /
--------------------------------------------------------------------------------
/       /
/ 3     /    SEC USE ONLY
/       /
--------------------------------------------------------------------------------
/       /
/ 4     /    CITIZENSHIP OR PLACE OF ORGANIZATION
/       /    UNITED STATES OF AMERICA
/       /
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/                       /    /
/                       / 5  /   SOLE VOTING POWER          69,900
/      NUMBER OF        --------------------------------------------------------
/       SHARES          / 6  /   SHARED VOTING POWER       136,778 (1)
/    BENEFICIALLY       /    /
/      OWNED BY         --------------------------------------------------------
/        EACH           / 7  /   SOLE DISPOSITIVE POWER     69,900
/     REPORTING         /    /
/      PERSON           --------------------------------------------------------
/        WITH           / 8  /   SHARED DISPOSITIVE POWER  136,778 (1)
/                       /    /
--------------------------------------------------------------------------------
/ 9     /    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
/       /    206,678
--------------------------------------------------------------------------------
/ 10    /    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
/       /     SHARES
/       /    / /
--------------------------------------------------------------------------------
/ 11    /    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
/       /    14.04%
--------------------------------------------------------------------------------
/ 12    /    TYPE OF REPORTING PERSON
/       /           IN
--------------------------------------------------------------------------------


(1) Consists of 129,278 shares held by the ESOP, for which the reporting person serves as a trustee and 7,500 shares owned by the reporting person's spouse.

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CUSIP NO. 12561J 10 4      /         13G            /         Page 5 of 10 Pages
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/ 1     /    NAMES OF REPORTING PERSONS:
/       /    YVONNE YORK MORLEY
/       /
/       /    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
/       /
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/ 2     /    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
/       /
/       /                                            (a)      /  /
/       /
/       /                                            (b)     /  /
/       /
--------------------------------------------------------------------------------
/       /
/ 3     /    SEC USE ONLY
/       /
--------------------------------------------------------------------------------
/       /
/ 4     /    CITIZENSHIP OR PLACE OF ORGANIZATION
/       /    UNITED STATES OF AMERICA
/       /
--------------------------------------------------------------------------------
/                       /    /
/                       / 5  /   SOLE VOTING POWER           6,000 (1)
/      NUMBER OF        --------------------------------------------------------
/       SHARES          / 6  /   SHARED VOTING POWER       175,378 (2)
/    BENEFICIALLY       /    /
/      OWNED BY         --------------------------------------------------------
/        EACH           / 7  /   SOLE DISPOSITIVE POWER      6,000 (1)
/     REPORTING         /    /
/      PERSON           --------------------------------------------------------
/        WITH           / 8  /   SHARED DISPOSITIVE POWER  175,378 (2)
/                       /    /
--------------------------------------------------------------------------------
/ 9     /    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
/       /    181,378
--------------------------------------------------------------------------------
/ 10    /    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
/       /     SHARES
/       /    / /
--------------------------------------------------------------------------------
/ 11    /    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
/       /    12.32% (3)
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/ 12    /    TYPE OF REPORTING PERSON
/       /           IN
--------------------------------------------------------------------------------

(1) Includes options to acquire 4,000 shares of common stock, which options are exercisable within 60 days.
(2) Consists of 129,278 shares held by the ESOP and 44,900 shares held by the Incentive Plan, for each of which the reporting person serves as a trustee, and 1,200 shares owned by the reporting person's spouse.
(3) Assumes options to acquire 4,000 shares have been exercised and assumes that 4,000 shares held by the Incentive Plan are transferred to the reporting person upon exercise.

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CUSIP NO. 12561J 10 4      /         13G            /         Page 5 of 10 Pages
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/ 1     /    NAMES OF REPORTING PERSONS:
/       /    JACK L. BOSLEY
/       /
/       /    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
/       /
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/ 2     /    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
/       /
/       /                                            (a)      /  /
/       /
/       /                                            (b)     /  /
/       /
--------------------------------------------------------------------------------
/       /
/ 3     /    SEC USE ONLY
/       /
--------------------------------------------------------------------------------
/       /
/ 4     /    CITIZENSHIP OR PLACE OF ORGANIZATION
/       /    UNITED STATES OF AMERICA
/       /
--------------------------------------------------------------------------------
/                       /    /
/                       / 5  /   SOLE VOTING POWER          18,000 (1)
/      NUMBER OF        --------------------------------------------------------
/       SHARES          / 6  /   SHARED VOTING POWER       174,178 (2)
/    BENEFICIALLY       /    /
/      OWNED BY         --------------------------------------------------------
/        EACH           / 7  /   SOLE DISPOSITIVE POWER     18,000 (1)
/     REPORTING         /    /
/      PERSON           --------------------------------------------------------
/        WITH           / 8  /   SHARED DISPOSITIVE POWER  174,178 (2)
/                       /    /
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/ 9     /    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
/       /    192,178
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/ 10    /    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
/       /     SHARES
/       /    / /
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/ 11    /    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
/       /    13.06% (3)
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/ 12    /    TYPE OF REPORTING PERSON
/       /           IN
--------------------------------------------------------------------------------

(1) Includes options to acquire 8,000 shares of common stock, which options are exercisable within 60 days.
(2) Consists of 129,278 shares held by the ESOP and 44,900 shares held by the Incentive Plan, for each of which the reporting person serves as a trustee.
(3) Assumes options to acquire 8,000 shares have been exercised and assumes that 8,000 shares held by the Incentive Plan are transferred to the reporting person upon exercise.

                                         ------------------------------
                                         /     Page 7 of 10 Pages     /
                                         ------------------------------

                       Securities and Exchange Commission
                             Washington, D.C. 20549

ITEM 1(a).        NAME OF ISSUER:
     CKF Bancorp, Inc.

ITEM 1(b).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
     340 West Main Street
     Danville, Kentucky 40422

ITEM 2(a).        NAME OF PERSON(S) FILING:

     CKF Bancorp, Inc. Employee Stock Ownership Plan Trust ("ESOP"), CKF Bancorp, Inc. Incentive Plan Trust ("Incentive Plan"), Yvonne York Morley and Jack L. Bosley who serve as trustees of the ESOP and the Incentive Plan, and W. Irvine Fox, Jr., who serves as a trustee of the ESOP.

ITEM 2(b).        ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:
     ESOP:  Same as Item 1(b).

     Incentive Plan:  Same as Item 1(b).

     W. Irvine Fox, Jr.: One Charleston Greene
                         Danville, Kentucky 40422

     Yvonne York Morley: 799 West Lexington Avenue
                         Danville, Kentucky  40422

     Jack L. Bosley:     2632 Highway 1273
                         Danville, Kentucky  40422

ITEM 2(c).        CITIZENSHIP:
     See Row 4 of the second part of the cover page provided for each reporting person.

ITEM 2(d).        TITLE OF CLASS OF SECURITIES:
     Common Stock, par value $.01 per share.

ITEM 2(e).        CUSIP NUMBER:
     See the upper left corner of the second part of the cover page provided for each reporting person.

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

         (f) /X/ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)

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                                    /    Page 8 of 10 Pages      /
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     Items (a), (b), (c), (d), (e), (g), (h), (i), and (j) are not applicable. This Schedule 13G is being filed on behalf of the ESOP and Incentive Plan identified in Item 2(a), filing under the Item 3(f) classification, and by each trustee of the separate trusts established pursuant to the ESOP and Incentive Plan, filing pursuant to Rule 13d-1(c) and applicable SEC no-action letters.

ITEM 4.           OWNERSHIP.

     (a) Amount Beneficially Owned: See Row 9 of the second part of the cover page provided for each reporting person.

     (b) Percent of Class: See Row 11 of the second part of the cover page provided for each reporting person.

     (c) Number of Shares as to Which Such Person Has: See Rows 5, 6, 7, and 8 of the second part of the cover page provided for each reporting person.

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: / /

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON.
     CKF Bancorp, Inc., in its capacity as the ESOP Committee, has the power to determine whether dividends on allocated shares that are paid to the ESOP trust are distributed to participants or are used to repay the ESOP loan.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.
     Not applicable.

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.
     Not applicable.

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP.
     Not applicable.

ITEM 10.          CERTIFICATIONS.
     By signing below, each signatory in the capacity of an ESOP or Incentive Plan trustee certifies that, to the best of his or her knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the

                                             ------------------------------
                                             /      Page 9 of 10 Pages    /
                                             ------------------------------

securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

     By signing below, each signatory in his or her individual capacity certifies that, to the best of his or her knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                         ------------------------------
                                         /     Page 10 of 10 Pages    /
                                         ------------------------------

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CKF BANCORP, INC.
EMPLOYEE STOCK OWNERSHIP PLAN TRUST

By Its Trustees:

/s/ W. Irvine Fox, Jr.                                        February 13, 2004
-----------------------------------------------------         -----------------
W. Irvine Fox, Jr., as Trustee                                Date


/s/ Yvonne York Morley                                        February 13, 2004
-----------------------------------------------------         -----------------
Yvonne York Morley, as Trustee                                Date

/s/ Jack L. Bosley                                            February 13, 2004
-----------------------------------------------------         -----------------
Jack L. Bosley, as Trustee                                    Date


CKF BANCORP, INC.
INCENTIVE PLAN TRUST

By Its Trustees:

/s/ Yvonne York Morley                                        February 13, 2004
-----------------------------------------------------         -----------------
Yvonne York Morley, as Trustee                                Date

/s/ Jack L. Bosley                                            February 13, 2004
-----------------------------------------------------         -----------------
Jack L. Bosley, as Trustee                                    Date



/s/ Yvonne York Morley                                        February 13, 2004
-----------------------------------------------------         -----------------
Yvonne York Morley, as an Individual                          Date
Stockholder

/s/ Jack L. Bosley                                            February 13, 2004
-----------------------------------------------------         -----------------
Jack L. Bosley, as an Individual                              Date
Stockholder

/s/ W. Irvine Fox, Jr.                                        February 13, 2004
-----------------------------------------------------         -----------------
W. Irvine Fox, Jr., as an Individual                          Date
Stockholder